Exhibit 1.02

C&J Energy Services, Inc.

Conflict Minerals Report for the Year Ended December 31, 2013

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“Report”) of C&J Energy Services, Inc. (including its subsidiaries, the “Company” or “C&J”) for the calendar year ended December 31, 2013, which has been prepared and is here presented in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report (collectively, the “Conflict Minerals Rules”), unless otherwise defined herein.

I.	Executive Summary

As explained in more detail below, through its subsidiaries, the Company manufactures certain equipment and other products used in the energy services industry. However, manufacturing is not the Company’s primary business, nor does it comprise a significant part of the Company’s business, operations or financial position. The Company’s manufacturing activities contributed less than 1% of the Company’s consolidated revenue for calendar year 2013.

The Company’s supply chain is complex, with multiple tiers between the Company and the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals, nor does the Company make purchases in the Democratic Republic of the Congo (“DRC”) or any adjoining country. Accordingly, the Company must rely upon its suppliers to provide information on the origin of any conflict minerals contained in components and materials supplied to the Company for use in its manufactured products, including the sources of conflict minerals that are sourced by the Company’s suppliers from sub-tier suppliers.

Commencing in 2013, the Company conducted an analysis of the products that it manufactures and determined that certain of its products contain conflict minerals, as that term is defined by Rule 13p-1, due to the (in many cases, anticipated) presence of such minerals in components and materials obtained from suppliers, or from the anticipated utilization of conflict minerals in the manufacturing processes likely employed by the Company’s suppliers, and that the use of these minerals is necessary to the functionality or production of these products. Therefore, the Company determined that certain products that it manufactures are subject to the reporting obligations of Rule 13p-1.

Accordingly, in compliance with the Conflict Mineral Rules, the Company undertook a reasonable country of origin inquiry (“RCOI”) and other due diligence efforts to determine the origin of the conflict minerals contained in its manufactured products. Despite having conducted a good faith RCOI and follow-up diligence, the Company was unable to determine the origin of all of the conflict minerals within its array of manufactured products. As a result of its due diligence efforts, the Company has determined in good faith that for calendar year 2013, its conflict minerals status is “DRC Conflict Undeterminable” due to a lack of information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

The Company’s due diligence measures were based on:

•	The framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and \

•	High-Risk Areas; and

•	Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who ultimately provide those conflict minerals to our suppliers.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

II.	Company Overview

The Company is an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pressure pumping and other complementary services with a focus on complex, technically demanding well completions. With the development of a specialty chemicals business and other strategic acquisitions during 2013, the Company now provides specialty chemicals for completion and production services, including the fluids used in the Company’s hydraulic fracturing operations, as well as downhole tools and related directional drilling technology, and data acquisition and control systems. Additionally, the Company manufactures, repairs and refurbishes surface equipment for hydraulic fracturing and coil tubing services, and provides parts and supplies for third-party companies in the energy services industry, as well as to fulfill the Company’s internal needs. The information included in this Report includes the activities of the Company’s wholly owned subsidiaries.

In April 2014, the Company adopted a Conflict Minerals Policy as part of its commitment to being a responsible corporate citizen and as part of its efforts to comply with the Conflict Minerals Rules. The Company is committed to the responsible sourcing of materials, products and components and to exercising diligence over its sourcing practices so as not to support conflict, human rights abuses or crimes against humanity. The Company is taking steps to establish a due diligence framework and compliance program to implement the Conflict Minerals Policy across the Company. The Company is also communicating to its suppliers its expectation that they will cooperate with the Company’s efforts to procure materials, products, and components that are conflict-free. A copy of the Company’ Conflict Minerals Policy is available on its website at:

http://www.cjenergy.com/downloads/Corporate%20Governance/Conflict_Minerals_Policy_(Adopted_April_8,_2014).pdf

For more information about the Company, please see the Company’s website at www.cjenergy.com as well as the Company’s filings with the U.S. Securities and Exchange Commission. Information contained on or available through the Company’s website is not a part of or incorporated into this Report, the accompanying Form SD or any other report that the Company may file with or furnish to the SEC.

III.	Products Overview

The Company’s manufacturing product lines are classified in the following categories:

•	Equipment Manufacturing: The Company’s Equipment Manufacturing division constructs oilfield equipment, including hydraulic fracturing pumps, coiled tubing units and pressure pumping units for third-party customers in the energy services industry, as well as for the Company’s internal needs. Certain components and materials (provided to the Company through its supply chain) contained in the Company’s manufactured equipment and products contain conflict minerals, and such minerals are necessary to the functionality or production of those products. The Company’s Equipment Manufacturing division contributed 0.8% of the Company’s consolidated revenue for calendar year 2013.

•	Downhole Tools and Related Directional Drilling Technology: In April 2013, the Company acquired a provider of downhole tools and related directional drilling technology. Through this subsidiary, the Company assembles premium drilling motors and is in the process of developing other downhole tools. Certain components and materials (provided to the Company through its supply chain) contained in the Company’s drilling motors and other downhole tools contain conflict minerals, and such minerals are necessary to the functionality or production of those products. The Company did not sell any of its drilling motors or other downhole tools during calendar year 2013.

•	Data Acquisition and Control Systems: In December 2013, the Company acquired a manufacturer of data acquisition and control systems. Certain components and materials (provided to the Company through its supply chain) contained in the Company’s data acquisition and control systems contain conflict minerals, and such minerals are necessary to the functionality or production of those products. This division contributed less than 0.1% of the Company’s consolidated revenue for calendar year 2013.

IV.	Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

Subsequent to the Company’s initial assessment that certain supplier parts likely contain conflict minerals, the Company conducted the RCOI to determine which C&J-utilized parts contain conflict minerals and whether such conflict minerals originated in the DRC or an adjoining country. The Company contacted each of its suppliers and asked them to provide information on (1) the conflict minerals contained in each of the parts supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the EICC-GeSI Conflict Minerals Reporting Template.

Of the 168 suppliers identified as supplying the Company with products in 2013 and subsequently contacted, 98 replied with some conflict minerals data. Based on those responses, the Company was unable to determine whether the conflict minerals present in certain of its products, as well as conflict minerals utilized in the production of certain supplier parts, may have originated in the DRC or an adjoining country and were not from scrap or recycled sources. Despite having conducted a good faith RCOI, the Company has concluded that its supply chain remains “DRC Conflict Undeterminable” because it was unable to verify or otherwise determine the origin of all of the minerals used in its manufactured products.

V.	Conflict Minerals Status Analysis and Conflict Status Conclusion

The Company has concluded that its supply chain remains “DRC Conflict Undeterminable” because it was unable to verify or otherwise determine the origin of all of the conflict minerals used in its manufactured products.

VI.	Due Diligence Program

The Company designed its due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework.

The Company’s conflict minerals due diligence program included the development of a Conflict Minerals Policy and the establishment of a Conflict Minerals Compliance team, which is responsible for developing and implementing a Conflict Minerals Compliance Program & Due Diligence Framework to ensure compliance with the policy by all C&J Energy Services companies. The Conflict Minerals Compliance team is led by the Company’s Legal department and includes representatives from the Company’s Procurement, Manufacturing and Research & Technology/Engineering divisions.

For the 2013 calendar year, the Company’s due diligence process included:

1.	Submitting the EICC-GeSI Conflict Minerals Reporting Template to each supplier of parts potentially containing conflict minerals. That template provided a standardized method for the Company’s use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier parts that are incorporated in the Company’s products for sale to end- use customers.

2.	Evaluating the smelters identified in the reporting templates to determine whether those smelter facilities are considered “conflict free” by the EICC-GeSI Conflict Free Sourcing (CFS) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

3.	In numerous instances, the Company received, after repeat inquiries, incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier parts, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, the Company contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.

Given the fact that not all smelters identified by the Company’s suppliers were on the CFS list and the number of supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, the Company’s due diligence efforts in 2013 were unable to precisely determine whether or not all supplier parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in the DRC or an adjoining country. As such, the Company’s due diligence in 2013 found that the Company’s products containing or utilizing conflict minerals are DRC Conflict Undeterminable.

VII.	Risk Mitigation & Improvement Program

The steps that the Company will take in reporting year 2014 to mitigate the risk that the Company’s conflict minerals benefit or finance armed groups are as follows:

•	The Company will continue to work with suppliers to increase the overall response rate by suppliers, as well as the quality of responses by those suppliers who provided incomplete or insufficient information in an effort to obtain more fulsome, complete and accurate information in 2014.

•	The Company will again request information and supporting data from each supplier providing parts to the Company that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template, and will pursue a completed template response that identifies material down to the smelter and mine.

•	The Company will again follow its due diligence process to review and validate supplier responses that are obtained in support of the Company’s 2014 conflict minerals reporting.

•	The Company will educate its suppliers regarding the Conflict Minerals Rules and the Company’s compliance and due diligence expectations, including by providing all suppliers with a copy of the Company’s Conflict Minerals Policy. This will also be a key part of the Company’s supplier vetting processes for 2014 and thereafter.

•	The Company will include a conflict minerals clause in its form of purchase order and standard terms and conditions, and will also attempt to include such a clause in any new supplier agreements. Current supplier agreements will be reviewed and the Company will attempt to add a conflict minerals clause upon any renewal or when otherwise appropriate.